FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TRINKAUS & BURKHARDT KgaA

Third quarter 2003 results - operating profits improve further

Although the German economy has not yet resumed a growth path, and the rate of company insolvencies remains high, HSBC Trinkaus & Burkhardt KGaA, which is indirectly 73.5 per cent owned by HSBC Holdings plc, reported substantially higher profits for the first nine months of 2003 compared to the same period in 2002. Operating profits increased by 79.1 per cent from EUR 35.4 million to EUR 63.4 million. Net profit after tax rose by 40.7 per cent to EUR 33.2 million. Earnings per share rose by 39.6 per cent to EUR 1.27 per share.

Four main factors contributed to this very pleasing development in the first nine months of the year : Excellent trading results : trading profits increased strongly from EUR 5.4 million to EUR 38.6 million. Both interest rate and equities trading significantly exceeded expectations. However, foreign exchange trading could not match its good performance of the same period in 2002..

A clear focus on target client groups and core competencies : concentration on the needs of wealthy private clients, corporate customers and institutional investors generated a balanced distribution of profits from client business. Private Banking reported a pleasing improvement in profits compared to the prior year, while Corporate Banking and Institutional Investors could not quite match their performance of the same period in 2002..

Decisive cost control : the bank adjusted capacity responsively to the changing business environment. This led to a fall in many categories of administrative expense in the first nine months of the year, compared to 2002. Nevertheless, total administrative expenses increased overall by 2.4 per cent to EUR 173.4 million. This rise, small in relation to the increase in profits, was mainly due to higher profit-related remuneration and to the first-time depreciation of the GEOS securities processing software that was implemented last year.

Prudent lending policy : unfavourable economic conditions continue to weigh heavily on the credit standing of many companies. Despite the consistent application of strict standards for provisioning, transfers to provisions for lending risk in the first nine months of 2003 remained nearly stable compared with the same period in 2002. However, against the background of the poor economic conditions it was only possible in a few instances to reduce or release existing provisions. Thanks to prudent credit risk management, the bank was successful in holding net new lending provisions to the relatively low figure of EUR 6.7 million.

Compared to 31 December 2002, total assets increased by 4 per cent to EUR 11.57 billion. The BIS capital ratio at 30 September 2003 was 11.4 per cent; the core capital ratio was 8.1 per cent.

The Managing Partners do not expect the German economy to make a rapid or thorough recovery in the remaining months of 2003. Nevertheless, they are encouraged by the strong rise in the bank's revenues in the first nine months of the year to be optimistic about the prospects for the fourth quarter.

Decisive factors for the bank's achievement of a successful full year's results in 2003 will be firstly HSBC Trinkaus & Burkhardt's good competitive position in the market, with a clear emphasis on close client relationships with wealthy private clients, corporate clients and institutional investors. Also of particular importance will be developments on capital markets, given the large part played by securities transaction commissions and proprietary trading in the bank's overall results. The third condition for success will be consistently prudent credit risk management, protecting the bank from larger corporate defaults.

Subject to these factors, the Managing Partners expect to increase operating profits this year compared to 2002 by a two-digit percentage figure. The bank's shareholders would then share in those higher profits, in line with its results-oriented dividend policy.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 6, 2003